United States securities and exchange commission logo





                              April 9, 2024

       Tamara Postoj
       Regulatory Reporting Technical Manager
       M&G Investment Management Limited
       10 Fenchurch Avenue
       London EC3M 5AG

                                                        Re: M&G Investment
Management Limited
                                                            Freightos Limited
                                                            Schedule 13D Filed
by M&G Investment Management Limited
                                                            Filed March 18,
2024
                                                            File No. 005-94038

       Dear Tamara Postoj:

               We have reviewed the above-captioned filing and have the following comments. Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please tell us why in a response letter.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       Schedule 13D Filed March 18, 2024

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        February 8, 2024. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within five
business days after the date beneficial ownership of more than five percent of a class of
equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 8, 2024
event date, the Schedule 13D submitted on March 18, 2024 was not timely filed. Please
advise us why the Schedule 13D was not filed within the required five business days after the
date of the acquisition.
   2. We note that a Schedule 13G was previously filed on April 6, 2023 and was later amended on February 13, 2024.
Please mark the check box on the cover page of this Schedule 13D indicating that the
filing person is filing this schedule because of Rule 13d-1(e), Rule 13d-
                                                        1(f) or Rule 13d-1(g),
or otherwise advise us of the basis for the transition from Schedule
                                                        13G to Schedule 13D.
 Tamara Postoj
M&G Investment Management Limited
April 9, 2024
Page 2

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



FirstName LastNameTamara Postoj                             Sincerely,
Comapany NameM&G Investment Management Limited
                                                            Division of
Corporation Finance
April 9, 2024 Page 2                                        Office of Mergers &
Acquisitions
FirstName LastName